CYPHERPUNK HOLDINGS INC.

401-217 Queen Street, Toronto, Ontario M5V 0R2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Cypherpunk Holdings Inc. (the "Company") will be held at the office of Irwin Lowy LLP located at 217 Queen Street West, Suite 401 Toronto, ON M5V 0R2; on Tuesday, July 30, 2024 at 10:00 a.m. (Toronto Time) in order to:

1. to receive and consider the audited consolidated financial statements of the Company for the year ended September 30, 2023, and the report of the auditors thereon;

2. to elect directors of the Company to hold office until the next annual meeting of Shareholders;

3. to appoint the auditors of the Company and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, pass, with or without variation, a special resolution to amend the articles of amendment of the Company to change the name of the Company to such name as the directors of the Company in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario);

5. to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving and confirming the stock option plan of the Company; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

This notice of meeting (the "Notice of Meeting") is accompanied by the management information circular dated July 2, 2024 (the "Circular") of the Company and a form of proxy, which should be read in conjunction with this Notice of Meeting.

Shareholders may attend the Meeting in person or may be represented by proxy. Shareholders unable to attend the Meeting or any adjournment(s) thereof in person are requested to date, sign and return the enclosed form of proxy to the attention of TSX Trust Company ("TSX Trust"), Suite 301, 100 Adelaide St. West, Toronto, Ontario, M5H 4H1. To be effective, a proxy must be received not later than 10:00 a.m. (Eastern time) on Friday, July 26, 2024, or in the event that the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) immediately preceding any adjournment(s) or postponement(s) thereof. Instead of mailing your proxy, Shareholders may choose to vote using the Internet in accordance with the instructions set out in the accompanying form of proxy.

Shareholders who are unable to attend the Meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on Friday, June 21, 2024 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual and special meeting. Additional information about the Company and its financial statements are also available on the Company's profile at www.sedarplus.ca.

DATED this 2nd day of July, 2024.

BY ORDER OF THE BOARD

"Antanas Guoga" (signed)

President and Chief Executive Officer

EXHIBIT "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS

OF

CYPHERPUNK HOLDINGS INC.

AMENDMENT TO ARTICLES OF AMENDMENT - NAME CHANGE

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of amendment of the Company be amended to change the name of the Company to such name as the directors of the Company, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario) (the "Name Change");

2. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they are hereby authorized and empowered to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the Name Change and to determine not to proceed with the amendment of the articles of amendment of the Company without further approval of the shareholders of the Company; and

3. any director or officer of the Company be and he or she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

217 Queen Street West, Suite 401 Toronto, ON M5V 0R2

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Cypherpunk Holdings Inc. (the "Company") for use at the annual and special meeting of shareholders ("Shareholders") of the Company (the "Meeting") to be held at the office of Irwin Lowy LLP located at 217 Queen Street West, Suite 401 Toronto, ON M5V 0R2 on Tuesday, July 30, 2024 at 10:00 a.m. (Toronto Time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

This solicitation of proxies is made by or on behalf of the management of the Company. The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone, by email, by internet or other means of communication by regular employees, officers and agents of the Company for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by the Company.

The Company may supplement, update or amend this Circular after the date hereof and prior to the Meeting by filing a press release or a material change report with a securities commission or similar authority in Canada that specifically states that it is intended to supplement, update or amend this Circular.

This Circular provides the information that you need to vote at the Meeting. If you are a registered holder of common shares (the "Common Shares") of the Company the form of proxy (the "Form of Proxy") accompanying this Circular can be used to vote at the Meeting.

If your Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form from such nominee and should carefully follow the instructions provided by the nominee in order to have your Common Shares voted at the Meeting.

Unless otherwise indicated, the information in this Circular is given as at July 2, 2024, and all references to financial results are based on our financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). Unless otherwise indicated, all references to "$" are to Canadian dollars.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

FINANCIAL INFORMATION

All financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to the Company have been prepared in accordance with IFRS.

VOTING INFORMATION

Registered Shareholders

A Shareholder is a registered shareholder (a "Registered Shareholder") if shown on the list of holders of Common Shares kept by TSX Trust Company, as registrar and transfer agent of the Company, at the close of business on the record date, Friday, June 21, 2024 (the "Record Date"). Registered Shareholders will receive from the Transfer Agent this Circular and the Form of Proxy representing the Common Shares held by the Registered Shareholder.

All reference to Shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Registered Shareholders of record on the Record Date, unless specifically stated otherwise.

Appointment of Proxy

The Form of Proxy is enclosed and, whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the Meeting. Please complete and return the Form of Proxy in the envelope provided. The Form of Proxy must be dated and executed by the Registered Shareholder or the attorney of such Shareholder, duly authorized in writing. Proxies to be used at the Meeting must be deposited with TSX Trust Company (the "Transfer Agent"), the transfer agent and registrar of the Company, in the envelope provided or otherwise to TSX Trust Company ("TSX Trust"), Suite 301, 100 Adelaide St. West, Toronto, Ontario, M5H 4H1, not later than 10:00 a.m. (Eastern time) on Friday, July 26, 2024 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment(s) or postponement(s) thereof. Alternatively, Registered Shareholders may choose to vote using the Internet in accordance with the instructions set out in the Form of Proxy. Voting by mail or by Internet are the only methods by which a Registered Shareholder may appoint a person as proxyholder other than the management nominees named on the Form of Proxy.

The persons named in the enclosed Form of Proxy are directors or officers of the Company. A Shareholder may appoint as proxyholder a person or company (who need not be a Shareholder), other than those persons named in the Form of Proxy, to attend and act on such Shareholder's behalf at the Meeting or at any adjournment(s) or postponement(s) thereof. Such right may be exercised by either inserting such other desired proxyholder's name in the blank space provided on the Form of Proxy or by completing another proper form of proxy.

Revocation of Proxy

A Registered Shareholder who has given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by the Shareholder or by the attorney of such Shareholder authorized in writing or, if the Registered Shareholder is a Company, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company, on or before the last business day preceding the day of the Meeting or any adjournment(s) or postponement(s) thereof at which the Form of Proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof, or in any other manner permitted by law.

Non-Registered Shareholders

Only Registered Shareholders or their duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares or a clearing agency or other intermediary. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54- 102, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i) be given a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non- Registered-Holder but which is otherwise not completed. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Form of Proxy. In this case, the Non-Registered Holder who wishes to submit an instrument of proxy should otherwise properly complete the Form of Proxy and deposit it with the Company as provided above; or

(ii) more typically, be given a Voting Instructions Form (a "VIF") which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the VIF will consist of a one-page, pre-printed form. Sometimes, instead of the one-page, pre-printed form, the VIF will consist of a regular printed Form of Proxy accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the Form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management's representatives named in the Form of Proxy and insert the Non-Registered Holder's name in the blank space provided.

The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails the VIFs or Forms of Proxy to the Non- Registered Shareholders and asks the Non-Registered Shareholders to return the VIFs or Forms of Proxy to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Shareholder receiving a VIF from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting. The VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other Intermediary, please contact the broker or other Intermediary for assistance.

There are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own being called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuers of the securities knowing who they are being called Non-Objecting Beneficial Owners ("NOBOs").

Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries via their transfer agent in order to distribute the Meeting Materials directly to such NOBOs. The Company is taking advantage of those provisions of NI 54-101, which permit the Company to send the Meeting Materials directly to NOBOs. If you are a NOBO, and the Company or its Transfer Agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified therein.

Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Non- Registered Shareholders should carefully follow the instructions on the Form of Proxy or VIF that they receive from their Intermediary in order to vote the Common Shares that are held through that Intermediary.

Revocation of Voting Instructions

A Non-Registered Shareholder giving voting instructions may revoke such voting instructions by contacting his or her Intermediary in respect of such voting instructions and complying with any applicable requirements imposed by such Intermediary. An Intermediary that has submitted a Form of Proxy based on voting instructions received from a Non-Registered Shareholder may not be able to revoke a Form of Proxy if it receives insufficient notice of revocation.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the persons designated by management of the Company in the enclosed Form of Proxy will be voted or withheld from voting in accordance with the instructions given on the Form of Proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such instructions, such Common Shares will be voted FOR the approval of all resolutions in this Circular.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the Common Shares represented by properly executed proxies given in favour of the persons designated by management of the Company in the enclosed Form of Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting of Common Shares

Record Date

The Record Date for the purpose of determining the Shareholders entitled to receive notice of and vote at the Meeting has been fixed as Friday, June 21, 2024. All Shareholders of record at the close of business on the Record Date are entitled to vote the Common Shares registered in such Shareholder's name at that date on each matter to be acted upon at the Meeting.

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As at the date hereof, there were 144,673,465 Common Shares issued and outstanding. Each Common Share carries the right to one vote per Common Share at the Meeting.

No other voting securities are issued and outstanding as of the Record Date.

Quorum

The Company's by-laws, as amended, provide that the quorum for the transaction of business at any meeting of the Shareholders shall consist of at least two Shareholders present in person or represented by proxy.

ADDITIONAL MATTERS PRESENTED AT THE ANNUAL AND SPECIAL MEETING

The Form of Proxy form or VIF confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Meeting, the Company officers named as proxies will vote in their best judgment. When this Circular went to press, management of the Company was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

Name(1)	Number of Common Shares	Percentage of Issued and Outstanding Common Shares(2)
Anatanas Guoga	47,598,167	32.90%

Notes:

(1) The above information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained from publicly disclosed information and confirmed by the individual.

PARTICULARS OF MATTERS TO BE ACTED ON

To the knowledge of the board of directors of the Corporation (the "Board"), the matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. AUDITED FINANCIAL STATEMENTS

The consolidated financial statements for the financial years ended September 30, 2023 and the report of the auditors thereon, which accompany this Circular will be submitted to the Meeting of shareholders. Receipt at such Meeting of the auditors' report and the Company's financial statements for this financial period will not constitute approval or disapproval of any matters referred to therein.

2. APPOINTMENT OF AUDITORS

The Board appointed Kingston Ross Pasnak LLP, Chartered Professional Accountants, as auditors of the Company effective June 3, 2022. Shareholders are being asked to confirm the actions of the Board and appoint Kingston Ross Pasnak LLP, Chartered Professional Accountants as auditors of the Company to hold office until the next annual meeting of shareholders.

UNLESS THE SHAREHOLDER DIRECTS THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE CONFIRMATION AND APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF KINGSTON ROSS PASNAK LLP AS THE AUDITORS OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

3. ELECTION OF DIRECTORS

Advance Notice By-law

The general by-laws of the Company include provisions that establish a framework for advance notice of nominations of directors by shareholders of the Company (the "Advance Notice By-law"). In particular, the Advance Notice By- law is intended to increase transparency and promote informed decision making by providing all shareholders with reasonable notice of director nominations and sufficient information to vote on all the director nominees. The Advance Notice By-law sets a deadline for a certain number of days before a shareholders' meeting for a shareholder to notify the Company of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors, and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting.

As of the date of this Circular and in respect of the Meeting, the Company has received no nominations purportedly made under the requirements of the Advance Notice By-law or otherwise.

Nominees for Election as Directors

The Board currently consists of five (5) directors. It is proposed that the five (5) people listed below be nominated for election as directors of the Company to hold office until the next annual meeting or until their successors are elected or appointed. All five (5) of the proposed nominees are currently directors of the Company and have been so since the respective dates indicated.

The Board of Directors recommends that shareholders vote for the election of the proposed nominees set out below. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The following table sets forth for each nominee for election as director: place of residence; present principal occupation and, if not a director elected to the present term of office, principal occupations held in the last five (5) years, if different; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction, directly or indirectly, is exercised at the Record Date; the date the nominee became a director of the Company; current or proposed membership on committees of the Board; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation or employment and, if not a director elected to the present term of office, occupation during the past 5 years	Served as Director of the Company since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Antanas (Tony) Guoga Kaunas, Lithuania Executive Chairman, President and Chief Executive Officer	Chief Executive Officer of the Company. Mr. Guoga served as a member of the Seimas of the Republic of Lithuania, the legislative branch of government in Lithuania, from October 2020 to January 13, 2021. Prior thereto, he was a member of the European Parliament from 2014 to 2019.	August 11, 2020	47,598,167	32.90%
Mohammed Adham London, United Kingdom Chief Investment Officer, Director	Chief Investment Officer and Director of the Company and Chief Executive Officer of Bitaccess Inc.	August 14, 2018	3,703,224	2.55%
Jon Matonis(2) London, United Kingdom Chief Economist and Director	Chief Economist of the Company and businessman, monetary economist.	April 9, 2020	300,000	0.20%
Rubsun Ho(2)(3) Toronto, Ontario, Canada Director	Chief Executive Officer of Crowdmatrix Inc. and Head of Trading Compliance of Kognitiv Corporation (2015 - Present); and Co- founder/Director of Caravel Law PC (2016 - Present)	June 16, 2021	Nil	N/A
Leah Wald(2)(3) Tennesse, USA Director	Chief Executive Officer of Valkyrie Investments Inc. (2020 - present), VP Portfolio Management at Exponential Group (2020), Partner & EVP, Lucid Investment Strategies, LLC (2017 - 2020)	September 2, 2021	Nil	N/A

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Douglas Harris, the Company's Chief Financial Officer also serves as Chief Financial Officer of Braingrid Limited ("Braingrid"). While Mr. Harris was serving as Chief Financial Officer of Braingrid Limited, on July 22, 2020, the Ontario Securities Commission issued a cease trade order against Braingrid for failure to file its annual financial statements and related management's discussion and analysis and certificates for Braingrid's fiscal year ended January 31, 2020 and for its three-month period ended April 30, 2020. Braingrid subsequently made the required filings and the cease trade order was revoked by the Ontario Securities Commission on September 9, 2020.

Antanas Guoga, the Company's Executive Chairman and Director also services as a Director of Tony G Co-Investment Holdings Ltd. ("Tony G"). On June 6, 2022, the Ontario Securities Commission issued a cease trade order against Tony G for failure to file its annual financial statements and related management's discussion and analysis and certificates for Tony G's fiscal year ended January 31, 2022. The cease trade order was revoked on July 21, 2023.

Personal Bankruptcies

Other than as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date hereof, or has been within the ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors or officers of the Company are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Company. In accordance with the Business Corporations Act (Ontario), directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Company and to abstain from voting in connection with the matter. To the best of the Company's knowledge, there are no known existing or potential conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests at the date hereof. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

4. AMENDMENT TO THE ARTICLES OF THE CORPORATION - NAME CHANGE

The Company intends to change its name to such name as the Board, in its sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporation Act (Ontario) (the "Name Change"). Management feels that the Name Change is in the best interests of the Company in order to reflect contemplated changes in the business activities of the Corporation.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, a special resolution, the text of which is attached as Exhibit "A" to the Notice of Meeting (the "Name Change Resolution"), authorizing the amendment of the Articles to effect the Name Change.

In order to pass the Name Change Resolution, at least two thirds of the votes cast by the shareholders present at the Meeting in person or by proxy must be voted in favour of the Name Change Resolution. If the Name Change Resolution does not receive the requisite shareholder approval, the Corporation will continue under its present name.

The Board recommends that shareholders vote in favour of the Name Change Resolution to approve the Name Change as set out above.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE NAME CHANGE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

5. STOCK OPTION PLAN

The Company has adopted a "rolling" stock option plan (the "Plan") for officers, directors, employees and consultants of the Company. The Plan provides for the issue of stock options to acquire up to 10% of the issued and outstanding Common Shares as at the date of grant, subject to standard anti-dilution adjustment. This is a "rolling" stock option plan as the number of Common Shares reserved for issue pursuant to the grant of stock options will increase as the number of issued and outstanding Common Shares increases. At no time will more than 10% of the outstanding Common Shares be subject to grant under the Plan. If a stock option expires, is exercised or otherwise terminates for any reason, the number of Common Shares in respect of that expired, exercised or terminated stock option shall again be available for the purpose of the Plan. The principal features of the Plan are described in more detail below in the section entitled "Statement of Executive Compensation - Stock Option Plan and other Incentive Plans".

The Plan was last approved and confirmed by the shareholders of the Company at the annual and special meeting of shareholders held on September 12, 2023.

The Plan is a "rolling" stock option plan and under Policy 6.5 of the Canadian Securities Exchange (the "CSE"), a listed company on the CSE is required to obtain the approval of its shareholders for a "rolling" stock option plan at each annual meeting of shareholders. Accordingly, shareholders will be asked to approve the following resolution:

"BE IT RESOLVED THAT:

1. the stock option plan of the Company as described in the management information circular dated July 2, 2024 be and it is hereby confirmed and approved"

In accordance with the policies of the CSE, the Plan must be approved by the majority of votes cast at the Meeting on the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE PLAN RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective corporate governance is a priority for the Board of Directors. In developing the Company's corporate governance practices, the Board of Directors has taken into account the rules and guidelines adopted by the Canadian Securities Administrators ("CSA") in June 2005 (National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines (collectively, the "CSA Governance Requirements"), which require the Company to disclose certain information relating to its corporate governance practices.

The CSA Governance Requirements set out best practices drawn from existing Canadian standards and U.S. regulatory standards. the Company is required to describe certain aspects of its corporate governance practices in its management information circular, including a discussion of any practices that are inconsistent with the CSA Governance Requirements. This information is set out in Appendix B to this Circular.

The CSA has also enacted rules regarding the composition of audit committees (Multilateral Instrument 52-110 - Audit Committees) and the certification of an issuer's disclosure controls and procedures (Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings). The Company is currently in compliance with these rules. For the year ended September 30, 2023, the Chief Executive Officer and Chief Financial Officer were required to file a certificate to certify that the Company's annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings and the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

In this Circular, the term "independent" director has the corresponding meaning given to the term "independent" director in NI 58-101; namely, a director who has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the Director's independent judgement. A majority of the nominees standing for election as directors are "independent" within the meaning of NI 58-101.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established two (2) standing committees: (1) an Audit Committee (the "Audit Committee"); and (2) a Compensation Committee (the "Compensation Committee"). A brief description of each committee is set out below.

Audit Committee.

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee recommends the auditors to be nominated and reviews the compensation of the auditors. The Audit Committee is directly responsible for overseeing the work of the auditors, must pre-approve non- audit services, be satisfied that adequate procedures are in place for the review of our public disclosure of financial information extracted or derived from the Company's financial statements and must establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. The current members of the Audit Committee are the Rubsun Ho (Chair), Jon Matonis and Leah Wald. For additional information concerning the Audit Committee please refer to the section entitled "Audit Committee" below.

Compensation Committee.

The Compensation Committee assists the Board in fulfilling its responsibilities for compensation philosophy and guidelines, and fixing compensation levels for the Company's executive officers. In addition, the Compensation Committee is charged with reviewing the Plan and proposing changes thereto, approving any awards of options under the Plan and recommending any other employee benefit plans, incentive awards and perquisites with respect to the Company's executive officers.

Each of the members of the Compensation Committee has direct experience that is relevant to their responsibilities regarding executive compensation of the Company. Accordingly, as a result of this collective experience, the Compensation Committee has knowledge of typical day-to-day responsibilities and challenges faced by the Company's management team, the role of a Board in reviewing the executive compensation of a reporting issuer, and first-hand knowledge regarding executive compensation policies and practices in the private sector, all of which are beneficial to the committee in the context of its review of the Company's compensation policies and practices.

The current members of the Compensation Committee are Rubsun Ho and Leah Wald who will both be standing for re-election.

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

This section of the Circular explains how the Company's executive compensation program is designed and operated with respect to the President and Chief Executive Officer (referred to as the "CEO" in the narrative discussion in this section and under the section entitled "Executive Compensation Tables"), Chief Financial Officer ("CFO"), and the three other most highly compensated executive officers included in this reported financial year whose total compensation was, individually, more than $150,000 (together with the CEO and CFO collectively referred to as the "Named Executive Officers" or "NEOs", and each a "Named Executive Officer" or "NEO"). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other executive compensation- related disclosure included in this Circular.

The current NEO's of the Company are Antanas Guoga and Douglas Harris. During the most recently completed financial year ended September 30, 2023, the following individuals were NEOs of the Company:

(a) Antanas Guoga, Chief Executive Officer until October 27, 2021 and re-appointed as Chief Executive Officer on August 26, 2022, Executive Chairman from October 27, 2021 and President from August 26, 2022;

(b) Douglas Harris, Chief Financial Officer from April 12, 2021

Director and Named Executive Officer Compensation

Director and named executive officer compensation, excluding compensation securities

The following table sets forth a summary of the compensation earned by the NEOs and the Directors for the Company's two most recently completed financial years, excluding compensation securities:

Table of Compensation Excluding Compensation Securities

Name and position	Year	Salary, consulting fee, director fee, retainer or commission ($)	Bonu s ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensatio n ($)	Total compensation ($)
Antanas (Tony) Guoga(1) Chief Executive Officer, President Chairman and Director	2023 2022	120,000 107,667	Nil Nil	Nil Nil	Nil Nil	Nil Nil	120,000 107,667
Douglas Harris Chief Financial Officer	2023 2022	77,500 60,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	77,500 60,000
Mohammed Adham Chief Investment Officer and Director	2023 2022	72,000 72,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	72,000 Nil
Jon Matonis(3) Director	2023 2022	72,000 72,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	72,000 72,000
Peter Tutlys Former Director	2023 2022	20,000 20,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	20,000 20,000

Rubsun Ho Director	2023 2022	25,000 20,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	20,000 20,000
Leah Wald Director	2023 2022	20,000 20,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	20.000 20,000
Daniel Cawrey(4) Former Chief Operating Officer	2023 2022	N/A 25,142	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A 25,142
Jeffrey Gao(5) Former Chief Executive Officer	2023 2022	N/A 225,000	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A 225,000

Notes:

(1) Mr. Guoga was appointed CEO of the Company on August 11, 2020 and resigned as CEO on October 27, 2021. Mr. Guoga was appointed as CEO of the Company on August 26, 2022.

(2) Mr. Matonis was appointed as a Director of the Company on April 9, 2020. He provided services to the Company through his consulting company, The Hole of Roy, LLC, as described below.

(3) Mr. Tutlys was appointed as a Director of the Company on June 16, 2021. Mr. Tutlys resigned effective September 12, 2023.

(4) Mr. Cawrey was appointed as Chief Operating Officer of the Company on June 14, 2021 and resigned on October 26, 2021.

(5) Mr. Gao was appointed as CEO of the Company on October 27, 2021 and resigned on August 26, 2022.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities that were granted or issued to NEOs and directors of the Company during the most recently completed financial year of the Company for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compens ation security	Number of compensatio n securities, number of underlying securities ,and percentage of class	Date of issue or grant	Issue, conver- sion or exer- cise price	Closing price of security or underlying security on the grant date ($)	Closing price of security or underlying security at financial year end ($)	Expiry date
Antanas (Tony) Guoga Chief Executive Officer, President Chairman and Director	Stock Option	2,000,000 exercisable for 2,000,000 Common Shares representing 1.31% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027

Douglas Harris Chief Financial Officer	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027
Mohammed Adham Chief Investment Officer and Director	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027
Jon Matonis Director	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027
Rubsun Ho Director	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027
Peter Tutlys Former Director	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027

Leah Wald Director	Stock Option	279,500 exercisable for 279,500 Common Shares representing 0.18% of the outstanding number of Common Shares	November 18, 2022	$0.10	$0.095	$0.09	November 18, 2027

Notes:

(1) Calculated on a partially diluted basis as at September 30, 2023.

(2) The options vest immediately.

(3) The fair value of each stock option at the date of grant was estimated using Black-Scholes option pricing model to be consistent with the audited consolidated financial statements and included the following assumptions: share price of $0.10, dividend yield of 0%, expected volatility, based on historical volatility, of 161.6%, risk free interest of 3.32% and expected life of 5 years.

(4) As at September 30, 2023, the officers and directors of the Company who had such positions with the Company as at such date held options as follows:

• Mr. Guoga held 2,000,000 stock options to purchase an aggregate of 2,000,000 Common Shares and no other compensation securities of the Company.

• Mr. Harris held 2,179,500 stock options to purchase an aggregate of 1,900,000 Common Shares and no other compensation securities of the Company.

• Mr. Adham held 1,279,500 stock options to purchase an aggregate of 1,000,000 Common Shares and no other compensation securities of the Company.

• Mr. Matonis held 1,879,500 stock options to purchase an aggregate of 2,500,000 Common Shares and no other compensation securities of the Company.

• Mr. Ho held 1,279,500 stock options to purchase an aggregate of 1,000,000 Common Shares and no other compensation securities of the Company.

• Mr. Tutlys held 1,279,500 stock options to purchase an aggregate of 1,000,000 Common Shares and no other compensation securities of the Company.

• Ms. Wald held 1,279,500 stock options to purchase an aggregate of 1,000,000 Common Shares and no other compensation securities of the Company.

Exercise of Compensation Securities by Directors and NEOs

None of the NEOs or directors of the Company exercised any compensation securities during the most recently completed financial year of the Company.

Stock Option Plan and other Incentive Plans

The Company has no equity compensation plans other than the Stock Option Plan.

Employment, Consulting and Management Agreements

The following is a summary of the material terms of each agreement or arrangement under which compensation was provided during the Company's most recently completed financial year or is payable in respect of services provided to the company or any of its subsidiaries that were performed by a director or named executive officer, or performed by any other party but are services typically provided by a director or a named executive officer.

Tony Guoga

During the most recently completed financial year ended September 30, 2021, Tony Guoga provided his services to the Company pursuant to the terms of an independent consultant agreement (the "Guoga Agreement"), effective August 8, 2020, between the Company and Tony Guoga. The Guoga Agreement provides that Mr. Guoga will provide to the Company executive, advisory and management services to the Company in the role as Chief Executive Officer of the Company and shall devote approximately 50% of his monthly time to such services. For his services under the Guoga Agreement, the Company agreed to pay to Mr. Guoga the nominal sum of €1.00 per annum and to reimburse him his expenses incurred in performing such services. Either the Company or Mr. Guoga may terminate the Guoga Agreement by providing 30 days' written notice to the other party. If the Company terminates the Guoga Agreement without cause, it will pay to Mr. Guoga a lump sum payment equal to three months fees. Upon the termination of the Guoga Agreement Mr. Guoga shall, at the written request of the Board, resign as a director of the Company and from all other offices held with the Company and any of its subsidiaries, as applicable. The Guoga Agreement contains customary provisions restricting the disclosure of the Company's confidential information and provides that Mr. Guoga shall not solicit the employees or consultants of the Company for a period of 12 months from the termination of thereof. On November 11, 2021, concurrent with the appoint of Jeffrey Gao as Chief Executive Officer, Mr. Guoga was appointed Executive Chairman and the Guoga Agreement was amended to include a payment of $10,000 per month to Mr. Guoga for his services as Executive Chairman, commencing November 11, 2021.

Mohammed Adham

During the most recently completed financial year ended September 30, 2021, Mohammed Adham provided his services to the Company pursuant to the terms of a consulting agreement (the "Adham Agreement"), dated June 28, 2018, between the Company and Mohammed Adham. The Adham Agreement provides that Mr. Adham will provide consulting services to the Company in the role as Chief Investment Officer of the Company. Under the terms of the Adham Agreement, the Company agreed to pay to Mr. Adham a monthly fee of $6,000, and to reimburse him for expenses incurred by him in performing the services under the Adham Agreement. Either the Company or Mr. Adham may terminate the Adham Agreement by providing 30 days' written notice to the other party. The Adham Agreement contains customary provisions restricting the disclosure of the Company's confidential information. On May 31, 2024 the Adham Agreement was amended to a total monthly fee of USD $6,000 and to be directed to Pavonis Limited, a UK limited company where Mr. Adham is employed.

Jon Matonis

During the most recently completed financial year ended September 30, 2021, Jon Matonis provided his services to the Company pursuant to the terms of a consulting agreement (the "Matonis Agreement"), dated December 1, 2018, as amended on July 31, 2020, between the Company and The Hole of Roy, LLC ("HOR"). The Matonis Agreement provides that HOR will provide consulting services to the Company. Under the terms of the Matonis Agreement, the Company agreed to pay to HOR a monthly fee of $6,000, and to reimburse him for expenses incurred by him in performing the services under the Matonis Agreement. Either the Company or HOR may terminate the Matonis Agreement by providing 30 days' written notice to the other party. The Matonis Agreement contains customary provisions restricting the disclosure of the Company's confidential information.

Douglas Harris

Douglas Harris, the Company's Chief Financial Officer provides his services to the Company pursuant to the terms of a consulting agreement (the "Harris Agreement"), dated April 9, 2021, between the Company and Harris Capital Company ("HCC"). The initial term of the Harris Agreement is a period of 24 months, commencing on April 12, 2021. The Harris Agreement provides that HCC will provide to the Company the services of Douglas Harris as the Company's Chief Financial Officer on a consultancy basis. Under the terms of the Harris Agreement, the Company agreed to pay to HCC a monthly fee of $5,000, and to reimburse him for expenses incurred by him in performing the services under the Harris Agreement. In addition, the Company also made a one-time grant of stock options, entitling Mr. Harris to purchase 1,500,000 Common Shares at a price of $0.30 per share for a period of five years, subject to vesting provisions. Either the Company or HCC may terminate the Harris Agreement by providing 90 days' prior written notice to the other party. If the Company or HCC provides such written notice of termination, the Company shall be liable only for the consulting fees which are due and payable by the Company for the period up to, and including, the effective date of termination. In addition, in the event that a change of control should occur during the term of the Harris Agreement with respect to the Company, and the parties newly in control of the Company do not wish to retain HCC to perform the services, then HCC shall be entitled to an immediate pay-out of 12 months of monthly consulting fees. The Harris Agreement contains customary provisions restricting the disclosure of the Company's confidential information. The Harris Agreement was amended to include a payment of $7,500 per month to HCC for Mr. Harris' services as Chief Financial Officer, commencing April 1, 2023.

Compensation Discussion and Analysis

Objectives of the Compensation Program

The objectives of the Company's executive compensation program are:

(a) to reward individual contributions in light of overall business results;

(b) to be competitive with the companies with whom the Company competes for talent;

(c) to align the interests of the executives with the interests of the shareholders; and

(d) to attract and retain executives who can help the Company achieve its objectives.

Elements of Executive Compensation

Total direct compensation ("Total Direct Compensation") represents the combined value of fixed compensation and performance-based variable incentive compensation, comprising: base salary, short-term incentive compensation in the form of an annual cash bonus, and long-term incentive compensation in the form of stock options.

The allocation of Total Direct Compensation value to these different compensation elements is not based on a formula, but rather is intended to reflect the Compensation Committee's discretionary assessment of an executive officer's past contribution and ability to contribute to future short and long-term business results, all consistent with the circumstances of the Company.

Base Salary

The base salary of each NEO is reviewed annually and is the fixed portion of each NEO's Total Direct Compensation and is designed to provide income certainty consistent with the circumstances of the Company.

Short-term Incentives

The annual cash bonus is a short-term incentive that is intended to reward each executive officer for his yearly individual contribution in the context of overall annual corporate performance.

Long-term Incentives

Long-term incentive compensation is provided through the granting of stock options. This incentive arrangement is designed to motivate executives to achieve longer-term business results, align their interests with those of the shareholders and to attract and retain executives. Participants benefit only if the market value of the Company's Common Shares at the time of a stock option exercise is greater than the exercise price of the stock options at the time of the relevant grant. Stock options generally vest at the date of the grant, or as otherwise determined by the Board. Other than the Plan described below, the Company does not have a share-based awards plan or long-term incentive plan.

Determination of Compensation

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Compensation Committee exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Compensation Committee does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

The Board does not feel it is necessary to assess the effectiveness of individual board members. Each board member has considerable experience which is sufficient to meet the needs of the Company. On an annual basis, however, the Board assesses the contributions of each of the individual directors, and of the Board as a whole, in order to determine whether each is functioning effectively.

Stock Options

Stock Option Granting Process

Generally, stock option grants are determined annually. The CEO makes recommendations to the Compensation Committee and the Board regarding individual stock option awards for all recipients. The CEO does not engage in discussions with the Compensation Committee or the Board regarding his own stock option grants. The Compensation Committee and the Board deliberate and consider relevant market data and other information in order to determine the CEO's stock option grant.

The Compensation Committee and the Board review the appropriateness of the stock option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee and the Board are responsible for approving all individual stock option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires.

Other Compensation

Executive officers may receive other benefits that the Company believes are reasonable and consistent with its overall executive compensation program. Benefits may include traditional health programs, bonus payments and limited executive perquisites.

How the Company Determines Compensation

The Role of the Compensation Committee

The Compensation Committee approves, or recommends for approval, all compensation to be awarded to the NEOs. The Compensation Committee reviews various materials in its deliberations before considering or rendering decisions.

The Compensation Committee has full discretion to adopt or alter management recommendations or to consult its own external advisors.

The Compensation Committee believes it is important to follow appropriate governance practices in carrying out its responsibilities with respect to the development and administration of executive compensation and benefit programs. Governance practices followed by the Compensation Committee include holding in-camera sessions without management present and, when necessary, obtaining advice from external consultants.

The Role of Management

Management has direct involvement in and knowledge of the business goals, strategies, experiences and performance of the Company. As a result, management plays an important role in the compensation decision-making process. The Compensation Committee engages in active discussions with the CEO concerning the determination of performance objectives.

The CEO makes recommendations to the Compensation Committee regarding the amount and type of compensation awards for other members of executive management. The CEO does not engage in discussions with the Compensation Committee regarding his own Total Direct Compensation. The Compensation Committee is provided with relevant market data and other information as requested, in order to support the Compensation Committee's deliberations regarding the CEO's Total Direct Compensation and subsequent recommendation to the Board.

Performance Assessment

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Compensation Committee exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Compensation Committee does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

Corporate Performance

In recent years, the Company has had objectives primarily related to the collection of the international arbitration award, the distribution of any collected funds to its shareholders in a timely and tax efficient manner, and operating the Company in a cost-effective manner. These objectives are utilized by the Compensation Committee as a reference when making compensation decisions.

Individual Performance

The Compensation Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual executive officer who reports to the CEO. The Compensation Committee has in-camera discussions to complete an independent assessment of the performance of the CEO.

Previously Awarded Compensation

The Compensation Committee approves or recommends compensation awards which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The Compensation Committee believes that reducing or limiting current stock option grants or other forms of compensation because of prior gains realized by an executive officer would unfairly penalize the officer and reduce the motivation for continued high achievement. Similarly, the Compensation Committee does not purposely increase long-term incentive award values in a given year to offset less-than-expected returns from previous grants.

During the annual Total Direct Compensation deliberations, the Compensation Committee is provided with summaries of the history of each executive officer's previously awarded Total Direct Compensation. These summaries help the Compensation Committee to track changes in an executive officer's Total Direct Compensation from year to year and to remain aware of the historical compensation for each individual.

Decisions Related to Executive Compensation That Were Taken After Year End

There were no decisions related to executive compensation that were taken after the year ended September 30, 2023.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement or provide for retirement or deferred compensation plans.

Termination and Change of Control Benefits

The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer or director of the Company in connection with or related to the retirement, termination or resignation of such person. The Company has not provided any compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information with respect to all compensation plans of the Company under which equity securities are authorized for issue as of September 30, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options and rights (#) (1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issue under equity compensation plans (#)
Equity compensation plans approved by securityholders	13,106,500	0.16	2,100,218

Plan category	Number of securities to be issued upon exercise of outstanding options and rights (#) (1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issue under equity compensation plans (#)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,106,500	0.16	2,100,218

Notes:

(1) The Plan is a "rolling" stock option plan whereby the maximum number of Common Shares that may be reserved for issue may not exceed 10% of the number of outstanding Common Shares at the time of the stock option grant. As at the date of this Circular, 14,467.346 stock options may be reserved for issuance pursuant to the Stock Option Plan, 13,106,500 stock options have been issued and 1,306,866 stock options are still available for issue.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed in this Circular, no informed person or proposed director of the Company, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Company or person who acted in such capacity in the last financial year of the Company, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

In accordance with the provisions of the Business Corporations Act (Ontario), the Company's by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of the Company or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If the Company becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible.

External Auditor Service Fees

The following fees were incurred by the Company for the financial years ended September 30, 2023 and 2022 for professional services rendered to the Company:

Fees	2023	2022
Audit Fees(1)	137,000	$146,769
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	5,000	Nil
All Other Fees Other Fees(4)	Nil	Nil

Notes:

(1) Audit Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for audit services. Included in these aggregate fees are the amounts for the audit of the annual consolidated financial statements.

(2) Audit-Related Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for assurance and related services by the current or former auditor, as applicable, that are reasonably related to the performance of the audit or review of the Company's financial statements and are not Audit Fees, including for consultations on accounting developments and the accounting for potential corporate transactions.

(3) Tax Fees are the aggregate fees billed or accrued, as the case may be, for the applicable period in each of the last two fiscal years for professional services rendered, as applicable, for tax compliance, tax advice, and tax planning.

(4) All Other Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for products and services provided by the current or former auditor, as applicable, other than Audit Fees, Audit-Related Fees or Tax Fees.

AUDIT COMMITTEE INFORMATION REQUIRED IN THE

INFORMATION CIRCULAR OF A VENTURE ISSUER

National Instrument 52-110 - Audit Committees ("NI 52-110") requires that certain information regarding the Audit Committee of a "venture issuer" (as that term is defined in NI 52-110) be included in the management information circular sent to shareholders in connection with the issuer's annual meeting. The Company is a "venture issuer" for the purposes of NI 52-110.

Audit Committee Charter

The full text of the charter of the Company's Audit Committee is attached hereto as Appendix B (the "Audit

Committee Charter").

Composition of the Audit Committee

The current members of the Audit Committee are the Rubsun Ho (Chair), Jon Matonis, and Leah Wald. As a result, immediately following the Meeting, the members of the Audit Committee will be Rubsun Ho (Chair), Jon Matonis, and Leah Wald.

All current Audit Committee members are "independent" and financially literate in accordance with NI 52-110, except for Jon Matonis, who currently accepts, indirectly through The Hole of Roy, LLC, consulting, advisory or other compensatory fees from the Company in connection with his role as the Chief Economist of the Company. If Mr. Matonis is re-elected as a director at the Meeting, from and after the Meeting, Mr. Matonis will not receive any compensatory fees from the Company other than as remuneration for acting in his capacity as a member of the Board or any Board committee. Each proposed member of the Audit Committee is "financially literate" and will from the time of his re-election or election as a director at the Meeting be "independent", as such terms are defined in accordance with NI 52-110.

Relevant Education and Experience

The following is a description of the education and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1. an understanding of the accounting principles used by the Company to prepare its financial statements;

2. the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3. experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4. an understanding of internal controls and procedures for financial reporting.

Rubsun Ho, Director: Rubsun Ho has been a lawyer and entrepreneur for 24 years and has successfully exited two prior businesses. He was a co-founder of Cognition LLP, an alternative, virtual law firm, which sold half of its assets in 2016 to Axiom Global Inc., the world's largest alternative legal services provider. He currently remains a partner in Caravel Law PC (the rebranded remaining half of Cognition), which has grown to over 90 lawyers across three provinces. He was also the co-founder and CEO of Crowdmatrix Inc., a registered Exempt Market Dealer and one of the first investment crowdfunding platforms in Canada. Crowdmatrix was sold to Kognitiv Corporation in 2019, where Rubsun remains as Head of Trading Compliance. Before Cognition, Rubsun was VP of Business Development at Wysdom Inc., where he helped raise US$57 million in financing for the wireless Internet startup. He started his legal career as a securities law associate in the Toronto and New York offices of Stikeman Elliott. Rubsun has a Bachelor of Commerce from McGill University and a Bachelor of Laws from the University of Toronto.

Jon Matonis, Director: Mr. Matonis is a monetary economist with a particular focus on non-political digital currencies and privacy tech. His career has included senior influential posts at VISA, VeriSign, Sumitomo Bank and Hushmail. He was a founding director of the Bitcoin Foundation.

Leah Wald, Director: Ms. Wald is the chief executive officer of cyrptocurrency investment firm Valkyrie. Ms. Wald also recently served as the VP of Portfolio Management at Exponential. Previously, Ms. Wald served as a Partner at Lucid Investments, an asset management firm where she launched their bitcoin investment arm. Ms. Wald began her career working at the World Bank in the Africa Region.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

The Company is a "venture issuer" for the purposes of NI 52-110. Accordingly, the Company is relying upon the exemption in section 6.1 of NI 52-110 providing that the Company is exempt from the application of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described in the Audit Committee Charter.

ADDITIONAL INFORMATION

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, no person who has been a director or executive officer of the Company since the beginning of the last financial year and no associate or affiliate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as stated elsewhere in this Circular, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, or any associated or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

Other Business

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Common Shares represented by proxies solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca, the CSE's website at www.thecse.com under the Company's corporate profile and on the Company's website at www.Cypherpunkholdings.com. Financial information about the Company is provided in the Company's comparative financial statements and management's discussion and analysis of financial and operating results for the financial year ended September 30, 2023.

A copy of this Circular has been sent to each director of the Company, to the applicable regulatory authorities, to each shareholder entitled to receive notice of the Meeting and to the auditor of the Company. If you would like to obtain, at no cost to you, a copy of the following documents:

(a) the comparative financial statements and MD&A of the Company for the year ended September 30, 2023, together with the accompanying report of the auditor thereon or any interim financial statements or MD&A of the Company for periods subsequent to September 30, 2023, or

(b) this Circular,

Please send your request to:	Cypherpunk Holdings Inc.
217 Queen Street West, Suite 401
Toronto, ON M5V 0R2

email: doug@cypherpunkholdings.com
Attention: Doug Harris

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and the sending of it to the Shareholders, to each director of the Company, to the Company's auditor and to the appropriate governmental agencies have been approved by the Board.

Unless otherwise noted, the information contained herein is given as of July 2, 2024.

DATED 2nd day of July, 2024.

BY ORDER OF THE BOARD

"Antanas Guoga" (signed)

President and Chief Executive Officer

APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

The Company believes that effective corporate governance practices are fundamental to the overall success of a company. National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires the Company to disclose its corporate governance practices by providing in the Circular the disclosure required by Form 58-101F2 - Corporate Governance Disclosure (Venture Issuers) ("Form 58-101F2"). National Instrument 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company's disclosure of corporate governance practices pursuant to NI 58-101 is set out below in the form required by Form 58-101F2:

	Governance Disclosure Guidelines under	Comments
NI 58-101

1.	Board of Directors

Disclose how the board of directors (the "Board") facilitates its exercise of independent supervision over management, including:	The Board is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

	(i) the identity of directors who are independent; and	As at September 30, 2022, the following directors were independent:

Leah Wald
Rubsun Ho
	(ii) the identity of directors who are not independent, and the basis for that determination.	As at September 30, 2022, the following directors were not independent:

Antanas Guoga, Jon Matonis and Mohammed Adham.

2.	Directorships

	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Jon Matonis is a director of UAB NexPay, RACE-CAP Inc. and CommerceBlock, Ltd. Antanas Guoga is the Chairman of Tony G Co-Inventment Holdings Ltd.

3.	Orientation and Continuing Education

Briefly describe what steps, if any, the Board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.	The Board recognizes the importance of providing new directors with an orientation upon election to the Board and with continuing education in the business of the Company. The Board takes measures to ensure that appropriate orientation and education programs are in place for new directors and committee members.

Upon becoming a member of the Board, an individual will be provided with copies of the Company's principal continuous disclosure documents and a series of interviews or meetings with senior personnel in order to be informed on various business, operational and organizational aspects of the Company. Orientation will also include such things as:

organized visits to the Company's facilities;
familiarization with the service providers and partners;
company history and other relevant data;
information concerning mission, goals, strategy, philosophy and major policies of the Company;
review of recent analyst reports;
information pertaining to personal liability and insurance coverage;
rules for purchasing and selling securities of the Company; and
rules regarding insider information.
Continuing education could include: reports from the Chief Executive Officer on industry developments to the Board of Directors at each meeting. Directors are also regularly provided with copies of the Company's ongoing continuous disclosure documents, and receive management presentations and information and presentations from the Company's external advisors and experts, as appropriate, from time to time.

4.	Ethical Business Conduct

	Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Board of Directors has a written disclosure policy aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

The Board has also established a written insider trading policy which is intended as a guideline to eliminate any transaction by an insider which would not be in full compliance with applicable securities legislation or which, by implication, might suggest trading by insiders was carried out when they were in possession of privileged or material information not yet disclosed to the public.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for board nomination, including: (i) who identifies new candidates; and (ii) the process of identifying new candidates.	The directors of Cypherpunk are encouraged to submit names of potential directors. Candidates' names are also obtained through analysis of other corporate boards and through reviews of senior corporate executives in other types of enterprises. Shareholders are also welcome to submit names for consideration. Potential director candidates are reviewed by the Board on a regular basis as needed.

The Board reviews the size, structure and composition of the Board from time to time so that when a vacancy occurs, the most appropriate candidate can be readily identified. When a vacancy occurs, the Board reviews and selects suitable candidates.

Once the Board agrees on the best candidate, an approach is made to that person in a manner deemed most appropriate by the Board. The approach would be followed by personal interviews with the prospective director involving the Chairman of the Board and other Board members as circumstances warrant.

If there is agreement to serve as a director, a Board orientation process is then carried out by the Chairman of the Board. After appointment or election, as the case may be, orientation with management is carried out.

6.	Compensation

	Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation; and (ii) the process of determining compensation.	The Compensation Committee is charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the CEO and other executive officers of the Company. It recommends to the Board the level of compensation for the CEO and other executive officers of the Company. The Compensation Committee also considers and, if deemed appropriate, makes recommendations to the Board about any option or benefit plans to be established for the CEO and other executive officers of the Company.

The Compensation Committee is also charged with developing, for recommendation to the Board, a compensation philosophy and guidelines for the directors. It recommends the level of compensation for the directors based on a review of compensation paid by other public companies of the same size as the Company and in the same industry as the Company.

Further details are also set out in the Circular under the heading "Compensation Discussion and Analysis".

7.	Other Board Committees

	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Other than the Audit Committee and the Compensation Committee, there are no other standing committees of the Board.

Further details are also set out in the Circular under the heading "Committees of the Board of Directors".

8.	Assessments

	Disclose what steps, if any, that the board takes to satisfy itself that the board, the committees and its individual directors are performing effectively.	The Board conducts annually an evaluation of the effectiveness of the Board and its committees. In such evaluation, the Board assesses the effectiveness of the Board and its committees, the adequacy of information provided to directors, communication processes between the Board and management, agenda planning for Board and committee meetings and strategic planning.

APPENDIX B

AUDIT COMMITTEE CHARTER

Name

There shall be a committee of the Board of Directors (the "Board") of Cypherpunk Holdings Inc. (the "Company") known as the Audit Committee (the "Committee").

Purpose

The Committee has been established to assist the Board in fulfilling its oversight responsibilities and fiduciary obligations, in contemplation that the increasing regulatory focus on governance is principally employing audit committees as the instrumentality of the regulations. The primary functions and areas of responsibility of the Committee are to:

(a) Ensure the financial statements of the Company accurately reflect the financial condition of the Company;

(b) Review as well as report and provide recommendations to the Board on the annual and interim consolidated financial statements and related Management's Discussion and Analysis ("MD&A");

(c) Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(d) Ensure the Company has a disaster recovery plan in the case that any of the principal risks become realized;

(e) Make recommendations to the Board regarding the appointment, terms of engagement and compensation of the external auditor;

(f) Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(g) Oversee the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(h) Resolve disagreements between management and the external auditor regarding financial reporting;

(i) Receive the report of the external auditors, who must report directly to the Committee;

(j) Review and approve all external communication in respect of the Company's financial press releases; and

(k) Provide an avenue of communication among the Company's external auditors, management, the internal accounting department and the Board.

Composition and Qualifications

All Committee members shall meet all applicable requirements prescribed under the Business Corporations Act (Ontario), as well as any requirements or guidelines prescribed from time to time under applicable securities legislation, including National Instrument 52-110 as amended, restated or superseded. The Committee shall be comprised of not less than three directors as determined from time to time by the Board. Each member shall be an independent director who is free from any direct or indirect relationship that would, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment. While it is not necessary for members to have a comprehensive knowledge of generally accepted accounting principles and standards, all members of the Committee shall be "financially literate" so as to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the issues raised by the Company's financial statements. A director who is not financially literate may be appointed to the Committee by the Board provided that such director becomes financially literate within a reasonable period following his or her appointment, and provided that the Board has determined that such appointment will not materially adversely affect the ability of the Committee to act independently.

Committee members shall be appointed by the Board on recommendation by the Nomination Committee. The Board shall designate the Chair of the Committee and in so doing shall consider any recommendation of the Corporate Governance Committee. If a Chair is not designated or present at any meeting, the members of the Committee may designate a Chair by majority vote. The Chair shall have responsibility for ensuring that the Committee fulfills its mandate and duties effectively.

Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The Board, following consultation with the Corporate Governance Committee, may fill a vacancy at any time.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate as determined by the Chair, and at least once in each fiscal quarter. A schedule for each of the meetings shall be prepared and disseminated to Committee members by the Chief Financial Officer prior to the start of each fiscal year.

A majority of the members of the Committee shall constitute a quorum for meetings.

An agenda shall be prepared by the Chair of the Committee as far in advance of each meeting as reasonably practicable. Minutes of all meetings of the Committee shall be prepared as soon as possible following the meeting and submitted for approval at or prior to the next following meeting.

The Committee should meet privately at least once per year with senior management of the Company, the director of the internal accounting department of the Company, the Company's external auditors, and as a committee to discuss any matters that the Committee or any of these groups believe should be discussed.

Specific Responsibilities and Duties

Specific responsibilities and duties of the Committee shall include, without limitation, the following:

General Review Procedures

1. Review and reassess the adequacy of this Charter at least annually and submit any proposed amendments to the Board for approval.

2. Review the Company's annual audited financial statements, related MD&A, and other documents prior to filing or distribution of such documents or issuing a press release in respect of the financial statements and MD&A. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

3. Annually, in consultation with management, external auditors, and internal auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the external auditors and the internal auditing department together with management's responses.

4. Review the effectiveness of the overall process for identifying the principal risks affecting financial reporting and provide the Committee's views to the Board of Directors.

5. Review with financial management and the external auditors the Company's quarterly financial results, related MD&A and other documents prior to the filing or distribution of such documents or issuing a press release in respect of the financial statements and MD&A. Discuss any significant changes to the Company's accounting principles. The Chair of the Committee may represent the entire Committee for purposes of this review.

External Auditors

6. The external auditors are ultimately accountable to the Committee, as representatives of the shareholders. The external auditors must report directly to the Committee, who shall review the independence and performance of the auditors and annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Committee shall approve the compensation of the external auditors.

7. The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the auditors, unless such non-audit services are reasonably expected to constitute not more than five (5) percent of the total fees paid by the Company to the external auditor during the particular fiscal year, or if the Company did not recognize such services as non-audit services at the time of engagement. The pre-approval requirement will be satisfied if such non-audit services are promptly brought to the attention of the Committee prior to the completion of the audit and approved by the Committee, or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee. In addition, the Committee may satisfy the pre-approval requirement by adopting specific and detailed policies and procedures for the engagement of non-audit services, so long as the Committee is informed of each non-audit service and such procedures do not include delegation of the Committee's responsibilities to management.

8. On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence.

9. Review the external auditors' audit plan and discuss and approve the audit scope, staffing, locations, reliance upon management, and internal audit and general audit approach.

10. Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss any matters that are required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

11. Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting.

Internal Audit Department and Legal Compliance

12. Review and approve management's decisions related to the need for internal auditing.

13. Review the mandate, budget, plan, changes in plan, activities, organizational structure and qualifications of the internal audit department, as needed.

14. Review the appointment, performance and replacement of the senior internal audit executive.

15. Review significant reports prepared by the internal audit department together with management's response and follow-up to these reports.

Other Miscellaneous Responsibilities

16. Annually assess the effectiveness of the Committee against its Mandate and report the results of the assessment to the Board.

17. Prepare and disclose a summary of the Mandate to shareholders.

Perform any other activities consistent with this Mandate, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Appendix A

Authority

The Committee shall have the authority to:

(a) Delegate approval-granting authority to pre-approve non-audit services by the external auditor to one or more of its members;

(b) Engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c) Set and pay the compensation for any advisors employed by the Committee;

(d) Communicate directly with the internal and external auditors; and

(e) Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of the Company regarding questionable accounting or auditing matters.

Reporting

The Committee shall report its deliberations and discussions regularly to the Board and shall submit to the Board the minutes of its meetings.

Resources

The Committee shall have full and unrestricted access to all of the Company's books, records, facilities and personnel as well as the Company's external auditors and shall have the authority, in its sole discretion, to conduct any investigation appropriate to fulfilling its responsibilities. The Committee shall further have the authority to retain, at the Company's expense, such special legal, accounting or other consultants or experts as it deems necessary in the performance of its duties and to request any officer or employee of the Company or the Company's external counsel or auditors to attend a meeting of the Committee.

Limitation on the Oversight Role of the Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles and applicable rules and regulations, each of which is the responsibility of management and the Company's external auditor.